THIRD AMENDED AND RESTATED

ADVISORY FEE WAIVER AGREEMENT

SUNAMERICA SERIES TRUST

SA Large Cap Index Portfolio

This THIRD AMENDED AND RESTATED ADVISORY FEE WAIVER AGREEMENT (“Agreement”), effective as of October 4, 2019, is by and between SUNAMERICA ASSET MANAGEMENT, LLC (the “Adviser”) and SUNAMERICA SERIES TRUST (the “Trust”), on behalf of the SA Large Cap Index Portfolio (formerly, the Equity Index Portfolio) (the “Portfolio”).

WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type; and

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory and Management Agreement dated January 1, 1999, as amended from time-to-time (“Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Portfolio for compensation based on the value of the average daily net assets of the Portfolio (the “Advisory Fee”); and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to maintain the expenses of the Portfolio at levels agreeable to the Trust and the Adviser; and

WHEREAS, the Adviser and the Trust, on behalf of the Portfolio, are parties to that certain Second Amended and Restated Advisory Fee Waiver Agreement, dated October 4, 2019 (the “Second Fee Waiver Agreement”) pursuant to which the Adviser agreed to waive a portion of its Advisory Fee; and

WHEREAS, the Second Fee Waiver Agreement contained an inadvertent error relating to the portion of the Advisory Fee to be waived by the Adviser; and

WHEREAS, the Adviser and the Trust desire to amend and restate the Second Fee Waiver Agreement in its entirety as set forth herein to correct such error.

NOW THEREFORE, the parties hereto agree as follows:

1.	Advisory Fee Waiver.

The Adviser shall waive a portion of its Advisory Fee under the Advisory Agreement with respect to the Portfolio so that the Advisory Fee payable by the Portfolio is equal to 0.26% of the Portfolio’s average daily net assets on the first $2 billion, 0.18% of the Portfolio’s average daily net assets on the next $1 billion and 0.14% of the Portfolio’s average daily net assets over $3 billion.

2.	Term and Termination of Agreement.

With respect to the Portfolio, this Agreement shall have an initial term through April 30, 2022, and may continue from year to year thereafter as approved by the Board of Trustees of the Trust. Notwithstanding the previous sentence, this Agreement shall terminate upon termination of the Advisory Agreement with respect to the Portfolio, or it may be terminated by the Trust, without payment of any penalty, upon sixty (60) days’ prior written notice to the Adviser at its principal place of business.

3.	Miscellaneous.

A.

Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

B.

Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the Advisory Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

C.	Choice of Law. This Agreement shall be governed by the law of the State of New York, without regard to the conflicts of law provisions thereof.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized on October 7, 2020.

SUNAMERICA SERIES TRUST			SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ John T. Genoy	By:	/s/ Sharon French

Name:	John T. Genoy	Name:	Sharon French

Title:	President	Title:	President and Chief Executive Officer